Exhibit 99.1

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

BROOKFIELD FINANCE INC.

US$500,000,000 [•]% NOTES DUE 2028

US$250,000,000 4.700% NOTES DUE 2047

PRELIMINARY TERM SHEET

January 11, 2018

Issuer:	Brookfield Finance Inc.

Guarantor:	Brookfield Asset Management Inc.

Guarantee:	The notes will be fully and unconditionally guaranteed as to payment of principal, premium (if any) and interest and certain other amounts by Brookfield Asset Management Inc.

Guarantor’s Ticker:	BAMACN

Security:	[•]% Senior Unsecured Notes due January 25, 2028 (the “2028 Notes”) 4.700% Senior Unsecured Notes due September 20, 2047 (the “2047 Notes” and, together with the 2028 Notes, the “Notes”)

Format:	SEC registered

Size:	2028 Notes: US$500,000,000

2047 Notes: US$250,000,000

The 2047 Notes will be in addition to and form part of the same series of notes as the US$550,000,000 aggregate principal amount of Brookfield Finance Inc.’s 4.700% notes due 2047, which were originally issued on September 14, 2017 (the “Original 2047 Notes”). After giving effect to this offering, there will be a total of US$800,000,000 aggregate principal amount of notes of this series issued and outstanding.

Trade Date:	January 11, 2018

Expected Settlement Date:	January 17, 2018 (T+3)

Maturity Date:	2028 Notes: January 25, 2028 2047 Notes: September 20, 2047

Coupon:	2028 Notes: [•]% 2047 Notes: 4.700% (interest on the 2047 Notes will accrue from September 14, 2017)

Interest Payment Dates:	2028 Notes: January 25 and July 25, commencing July 25, 2018 2047 Notes: March 20 and September 20, commencing March 20, 2018

Price to Public:	2028 Notes: [•]% 2047 Notes: [•]% of principal amount plus accrued interest of US$[•] from September 14,

2017

Benchmark Treasury:

[The Spread to Benchmark Treasury, and any disclosure relating to the Spread to Benchmark Treasury, has been removed in accordance with subsection 9A.3(4) of National Instrument 44-102 — Shelf Distributions (“NI 44-102”)]

Benchmark Treasury Price & Yield:	[The Spread to Benchmark Treasury, and any disclosure relating to the Spread to Benchmark Treasury, has been removed in accordance with subsection 9A.3(4) of NI 44-102]

Spread to Benchmark Treasury:	[The Spread to Benchmark Treasury, and any disclosure relating to the Spread to Benchmark Treasury, has been removed in accordance with subsection 9A.3(4) of NI 44-102]

Yield:	2028 Notes: [•]% 2047 Notes: [•]%

Denominations:	Initial denominations of US$2,000 and subsequent multiples of US$1,000

Covenants:	Change of control (put @ 101%) Negative pledge Consolidation, merger, amalgamation and sale of substantial assets

Redemption Provisions:

Make-Whole Call:	2028 Notes: Prior to October 25, 2027, treasury rate plus [•] bps 2047 Notes: Prior to March 20, 2047, treasury rate plus 30 bps

Par Call:

2028 Notes: At any time on or after October 25, 2027, at 100% of the principal amount of the notes to be redeemed

2047 Notes: At any time on or after March 20, 2047, at 100% of the principal amount of the notes to be redeemed

Use of Proceeds:	General corporate purposes

CUSIP/ISIN:	2028 Notes: [•]/[•] 2047 Notes: 11271L AB8 / US11271LAB80

Joint Book-Runners[1]:	Deutsche Bank Securities Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers:	[•]

The 2028 Notes will be issued as a separate series of debt securities under a third supplemental indenture to be dated as of the date of the issuance of the 2028 Notes (the “Third Supplemental Indenture”) to the base indenture dated as of June 2, 2016 (the “Base Indenture”) (together with the Third Supplemental Indenture, the “2028 Indenture”), between Brookfield Finance Inc., Brookfield Asset Management Inc., as guarantor, and Computershare Trust Company of Canada, as trustee. The 2047 Notes will be issued on the same terms and conditions as the Original 2047 Notes, except for the issue date and the issue price, under the Base Indenture

1                   This offering will be made in Canada by Merrill Lynch Canada Inc., a broker-dealer affiliate of Merrill, Lynch, Pierce, Fenner & Smith Incorporated.

and the second supplemental indenture, dated as of September 14, 2017 (the “Second Supplemental Indenture”), as supplemented by a supplemental indenture thereto (the “Supplemented Second Supplemental Indenture” and together with the Base Indenture, the “2047 Indenture”). The 2028 Indenture and the 2047 Indenture are together referred to as the “Indenture”. The foregoing is a summary of certain of the material attributes and characteristics of the Notes, which does not purport to be complete and is qualified in its entirety by reference to the Indenture.

No PRIIPs key information document (KID) has been prepared as European Economic Area retail investors are not targeted.